Financial statements and review

3rd quarter 2008



StatoilHydro

Solid performance - financial strength

StatoilHydro's third quarter 2008, operating and financial review

StatoilHydro's net income in the third quarter in 2008 amounted to NOK 6.3 billion compared to NOK 14.6 billion in the third quarter of 2007 and was negatively affected by the significant strengthening of the US dollar compared to NOK on net financial items and consequently an unusually high tax rate. Net income in the first nine months of 2008 amounted to NOK 41.2 billion, compared to NOK 38.4 billion in the first nine months of 2007.

In the third quarter of 2008 the **net operating income** was NOK 47.0 billion, compared to NOK 35.8 billion in the third quarter of 2007. For the first nine months of 2008, net operating income amounted to NOK 161.1 billion, compared to NOK 106.4 billion in the first nine months of 2007.

Adjusted for certain items that are considered to be not reflective of StatoilHydro's underlying operational performance, the adjusted (underlying) net operating income in the third quarter of 2008 was NOK 52.1 billion, compared to NOK 32.8 billion in the third quarter of 2007. For the first nine months of the year, adjusted net operating income increased by NOK 53.8 billion to NOK 158.9 billion.

The increase in adjusted (underlying) net operating income from the third quarter of 2007 to the third quarter of 2008 was mainly due to a 36% increase in the realised prices of liquids (crude oil, condensate and NGL), measured in NOK and a 55% increase in natural gas prices, partly offset by a 3% decrease in entitlement volumes.

The NOK 53.8 billion increase in underlying net operating income from the first nine months of 2007 to the first nine months of 2008 was mainly due to a 41% increase in realised liquids prices measured in NOK and a 38% increase in natural gas prices. The increase was partly offset by increased operating expenses, mostly in the downstream business, and increased exploration expenses.

"Our operating performance and operating income are strong and we are well positioned industrially and financially in a time with great uncertainty in the financial markets", says Helge Lund, StatoilHydro's chief executive.

"We are capable of meeting our committed capital expenditures and a competitive dividend pay-out, even with lower oil prices", says Lund.

"Our equity production in the first nine months was 1.892 million barrels of oil equivalents per day (mmboepd), up 5% compared to the same period in 2007. In total we remain on track to deliver on our 2008 production guiding", Lund adds.

Performance update



In the third quarter of 2008, StatoilHydro delivered total liquids and gas entitlement production of 1,550 mboe per day. Lifted volumes decreased by 9% to 1,504 mboe per day. However, higher prices for liquids and natural gas more than offset the negative effects of decreased lifting, so that net operating income for the third quarter of 2008 increased to NOK 47.0 billion, up 31% from NOK 35.8 billion in the third quarter of 2007.

In the first nine months of 2008, StatoilHydro delivered total liquids and gas entitlement production of 1,716 mboe per day. Solid production and high prices yielded a net operating income for the first nine months of 2008 of NOK 161.1 billion, compared to NOK 106.4 billion in the first nine months of 2007.

During the first nine months of 2008, the group gained access to 15 new licenses in the Gulf of Mexico, Alaska and Brazil. This comes in addition to the acquisition of the remaining 50% of the Peregrino development offshore Brazil. The acquisition is pending governmental approval.

StatoilHydro delivered an extensive exploration programme in the first nine months of 2008. Of a total of 60 completed exploration wells by 30 September, 33 were drilled outside of the NCS. Twenty-six discoveries have been declared, of which eight were made outside of the NCS. An additional four wells have been completed since 30 September.

In the first nine months of 2008, StatoilHydro delivered three PDOs (Plan for Development and Operation) on the NCS; Yttergryta (18 January), Morvin (15 February) and Troll Field project (27 June). On the NCS StatoilHydro started up production on six fields; Gulltopp (7 April), Oseberg Gamma Main Statfjord (12 April), Vigdis East (15 April), Theta Cook (26 June), Oseberg Delta (27 June) and Vilje (1 August). Internationally, production commenced on Deep Water Gunashli in Azerbaijan (22 April), Saxi and Batuque offshore Angola (1 July) and the Nigerian field Agbami (29 July).

Return on average capital employed after tax (ROACE) [1] for the 12 months ended 30 September 2008 was 28.9%, compared to 22.0% for the 12 months ended 30 September 2007. The increase was due to higher net income, partly offset by higher average capital employed. ROACE is defined as a non-GAAP financial measure. [2]

In the third quarter of 2008, earnings per share were NOK 2.04, compared to NOK 4.52 in the third quarter of 2007. In the first nine months of 2008, earnings per share were NOK 12.95, compared to NOK 11.86 in the first nine months of 2007.

Profit and loss discussion

In the third quarter of 2008 the **net operating income** was NOK 47.0 billion, compared to NOK 35.8 billion in the third quarter of 2007.

Net operating income is adjusted for certain items that are considered to be incidental to the period or not reflective of StatoilHydro's underlying operational performance. Adjusted (underlying) net operating income is considered a supplemental measure to the StatoilHydro's IFRS measures that provides a better indication of StatoilHydro's underlying operational performance in the period.

The following items impacted the net operating income in the third quarter of 2008: derivatives had a posive impact of NOK 0.9 billion, while impairment charges (NOK 3.1 billion), underlift (NOK 1.3 billion), an accrual for expected losses on a tolling agreement (NOK 1.3 billion), inventory effects (NOK 0.9 billion) and other non operational accruals (NOK 0.4 billion) had a negative impact.

Adjusted for these items and effects of eliminations (NOK 1.0 billion), adjusted (underlying) net operating income was NOK 52.1 billion in the third quarter of 2008, compared to NOK 32.8 billion in the third quarter of 2007. The increase was mainly due to a 36% increase in realised prices of liquids measured in NOK, a 55 % increase in gas prices measured in NOK, partly offset by a 3% decrease in entitlement production, higher operating expenses in our downstream business and higher exploration expenses.

In the first nine months of 2008 the **net operating income** was NOK 161.1 billion, compared to NOK 106.4 billion in the first nine months of 2007. The following items had a positive impact on the net operating income in the first nine months of 2008: derivatives of NOK 5.7 billion, reversal of impairment of NOK 2.1 billion and gain on sale of assets of NOK 1.8 billion. These were partly offset by impairment charges of NOK 5.6 billion, an accrual for expected losses on a tolling agreement (NOK 1.3 billion), underlift of NOK 1.1 billion, accrual for claims (NOK 0.5 billion) and other non operational accruals NOK 0.4 billion.

Adjusted for these items, adjusted (underlying) net operating income was NOK 158.9 billion in the first nine months of 2008, compared to NOK 105.1 billion in the first nine months of 2007. The increase was mainly due to a 41% increase in prices of liquids measured in NOK, a 38 % increase in gas prices and a 1% increase in entitlement production, partly offset by higher operating expenses especially in the downstream business and higher exploration expenses.

Consolidated statements of income-IFRS	Third quarter			First nine months			Full year
(in NOK million)	2008	2007	Change	2008	2007	Change	2007
Revenues and other income							
Revenues	173,843	129,414	34 %	502,147	375,787	34 %	521,665
Net income (loss) from equity							
accounted investments	367	152	141 %	646	601	7 %	609
Other income	274	147	86 %	2,502	261	859 %	523
Total revenues and other income	174,484	129,713	35 %	505,295	376,649	34 %	522,797
Operating expenses							
Cost of goods sold	93,947	66,220	42 %	253,398	191,018	33 %	260,396
Operating expenses	15,130	12,426	22 %	43,182	37,594	15 %	60,318
Selling, general and							
administrative expenses	2,350	2,826	(17 %)	7,654	7,344	4 %	14,174
Depreciation, amortisation							
and impairment	11,407	9,385	22 %	29,187	27,503	6 %	39,372
Exploration expenses	4,644	3,030	53 %	10,815	6,833	58 %	11,333
Total operating expenses	127,478	93,887	36 %	344,236	270,292	27 %	385,593
Net operating income	47,006	35,826	31 %	161,059	106,357	51 %	137,204
Net financial items	(9,740)	6,516	(249 %)	(6,314)	10,290	(161 %)	9,607
Income tax	(30,990)	(27,791)	12 %	(113,513)	(78,226)	45 %	(102,170)
Net income	6,276	14,551	(57 %)	41,232	38,421	7 %	44,641
Net operating income (in NOK billion)	47.0	35.8	31 %	161.1	106.4	51 %	137.2
Items impacting net operating income							
Derivatives	(0.9)	(1.5)	42 %	(5.0)	1.2	(507 %)	1.2
Under/(over)lift	1.3	(2.3)	156 %	1.1	(2.3)	148 %	(0.6)
Impairment	3.1	0.4	592 %	5.6	0.4	1149 %	2.8
Reversal of impairment	0.0	0.0	-	(2.1)	0.0	-	0.0
Inventory effects	0.9	0.1	800 %	(0.8)	(0.8)	0 %	(1.5)
Gain/loss sale of assets	0.0	0.0	-	(2.1)	0.0	-	0.0
Restructuring costs and							
other costs arising from the merger	0.0	0.0	-	0.0	0.0	-	10.7
Accrual for take-or-pay contract	1.3	0.0	-	1.3	0.0	-	0.0
Miscellaneous accruals	0.2	0.0	-	0.2	0.0	-	0.0
Restructuring in Sweden	0.0	0.0	-	0.2	0.0	-	0.0
Accrual for claims	0.2	0.0	-	0.5	0.0	-	0.0
Eliminations	(1.0)	0.2	(683 %)	(1.0)	0.2	(683 %)	0.3
Adjusted (underlying)							
net operating income	52.1	32.8	59 %	158.9	105.1	51 %	150.0

Net operating income for the segments (in NOK million)	Third quarter			First nine months			Full year
	2008	2007	Change	2008	2007	Change	2007
E&P Norway	40,429	31,770	27 %	136,453	90,562	51 %	123,150
International E&P	583	3,124	(81 %)	14,407	9,926	45 %	12,161
Natural Gas	3,508	1,206	191 %	4,947	3,314	49 %	1,493
Manufacturing & Marketing	2,028	165	1,131 %	4,134	4,450	(7 %)	3,845
Other	(510)	(273)	(87 %)	208	(968)	121 %	(2,260)
Eliminations of internal unrealised profit on inventories	968	(166)	n/a	910	(927)	198 %	(1,185)
Net operating income	47,006	35,826	31 %	161,059	106,357	51 %	137,204

Financial data	Third quarter			First nine months			Full year
	2008	2007	Change	2008	2007	Change	2007
Weighted average number of ordinary shares outstanding	3,185,821,248	3,198,647,654		3,186,199,738	3,201,007,684		3,195,866,843
Earnings per share	2.04	4.52	(55 %)	12.95	11.86	9 %	13.80
ROACE (last 12 months)	28.9 %	22.0 %		28.9 %	22.0 %		17.7 %
Cash flows provided by operating activities (billion)	30.8	42.6	(28 %)	83.2	91.7	(9 %)	93.9
Gross investments (billion)	17.1	14.6	17 %	47.8	58.3	(18 %)	75.0
Net debt to capital employed ratio	(0.3 %)	27.8 %		(0.3 %)	27.8 %		12.4 %

Operational data	Third quarter			First nine months			Full year
	2008	2007	Change	2008	2007	Change	2007
Average liquids price (USD/bbl)	107.6	73.6	46 %	105.3	65.4	61 %	70.5
USDNOK average daily exchange rate	5.37	5.76	(7 %)	5.26	6.00	(12 %)	5.86
Average liquids price (NOK/bbl) [3]	578	424	36 %	553	393	41 %	413
Gas prices (NOK/scm)	2.37	1.53	55 %	2.19	1.58	38 %	1.66
Refining margin, FCC (USD/boe) [4]	9.2	6.6	39 %	8.5	7.6	12 %	7.5
Total entitlement liquids production (mboe per day)[5]	989	1,015	(3 %)	1,042	1,058	(2 %)	1,070
Total entitlement gas production (mboe per day)	561	581	(3 %)	674	634	6 %	654
Total entitlement liquids and gas production (mboe per day) [6]	1,550	1,596	(3 %)	1,716	1,692	1 %	1,724
Total equity liquids and gas production (mboe per day)	1,733	1,722	1 %	1,892	1,798	5 %	1,839
Total liquids liftings (mboe per day)	943	1,079	(13 %)	1,018	1,084	(6 %)	1,081
Total gas liftings (mboe per day)	561	581	(3 %)	674	634	6 %	654
Total liquids and gas liftings (mboe per day) [7]	1,504	1,660	(9 %)	1,691	1,718	(2 %)	1,735
Production cost entitlement volumes (NOK/boe, last 12 months) [8]	47.4	33.3	42 %	47.4	33.3	42 %	44.1
Equity production cost excluding restructuring and gas injection cost (NOK/boe, last 12 months) [10]	33.2	29.0	14 %	33.2	29.0	14 %	31.2

Total liquids and gas liftings in the third quarter of 2008 were 1,504 mboe per day, compared to 1,660 mboe per day in the third quarter of 2007, a decrease of 9%. There was an underlift in the third quarter of 2008 of 29 mboe per day [5] compared to an underlift in the third quarter of 2007 of 36 mboe per day.

Total liquids and gas liftings in the first nine months of 2008 were 1,691 mboe per day, compared to 1,718 mboe per day in the first nine months of 2007, a 2% decrease. There was an underlift in the first nine months of 2008 of 10 mboe per day [5] compared to an overlift in the first nine months of 2007 of 26 mboe per day.

Total liquids and gas entitlement production in the third quarter of 2008 was 1,550 mboe per day, compared to 1,596 mboe per day in the third quarter of 2007. Average equity [10] production was 1,733 mboe per day in the third quarter of 2008 compared to 1,722 mboe per day in the third quarter of 2007. The decrease in entitlement production mainly stems from increased maintenance activity, shut downs and declining production from maturing fields, but was partly offset by ramp-up in production from new fields coming on stream.

Total liquids and gas entitlement production in the first nine months of 2008 was 1,716 mboe per day, compared to 1,692 mboe per day in the first nine months of 2007. Average equity [10] production was up 5% to 1,892 mboe per day in the first nine months of 2008 compared to 1,798 mboe per day in the first nine months of 2007. Increased production mainly stems from new fields coming on stream and a higher gas off-take, but was partly offset by declining production from maturing fields.

Exploration expenditure was NOK 4.3 billion in the third quarter of 2008, compared to NOK 3.4 billion in the third quarter of 2007. Exploration expenditure was NOK 11.9 billion in the first nine months of 2008, compared to NOK 9.1 billion in the first nine months of 2007. The increase in both periods was mainly due to higher exploration activity and increased drilling costs. Exploration expenditure reflects exploration activities in the period.

Adjusted exploration expenses for the period consist of exploration expenditure adjusted for the period's change in capitalised exploration expenditure and for certain items impacting the net operating income as described above. The adjusted (underlying) exploration expenses increased from NOK 3.0 billion in the third quarter of 2007 to NOK 3.3 billion in the third quarter of 2008, mainly due to higher exploration activity and increased drilling costs.

Adjusted exploration expenses increased from NOK 6.8 billion in the first nine months of 2007 to NOK 8.5 billion in the first nine months of 2008, mainly due to higher exploration activity and increased drilling costs.

Exploration (in NOK million)	Third quarter			First nine months			Full year
	2008	2007	Change	2008	2007	Change	2007
Exploration expenditure (activity)	4,274	3,371	27 %	11,890	9,068	31 %	14,241
Expensed, previously capitalised exploration expenditure	2,020	387	422 %	4,641	907	412 %	1,653
Capitalised share of current period's exploration activity	(1,650)	(728)	(127 %)	(4,580)	(3,142)	(46 %)	(4,562)
Reversal of impairment	0	0	na	(1,136)	0	na	1
Items impacting exploration expenses	(1,300)	0	na	(2,300)	0	na	(700)
Adjusted exploration expenses	3,344	3,030	10 %	8,515	6,833	25 %	10,633

In the third quarter of 2008, a total of 15 exploration and appraisal wells and two exploration extension wells were completed, nine on the NCS and six internationally. Ten exploration and appraisal wells and two exploration extension wells have been declared as discoveries. In the third quarter of 2007, a total of 15 exploration and appraisal wells were completed, seven on the NCS and eight internationally. Fourteen exploration and appraisal wells were declared as discoveries.

In the first nine months of 2008, a total of 60 exploration and appraisal wells and six exploration extension wells were completed, 27 on the NCS and 33 internationally. Twenty-six exploration and appraisal wells and four exploration extension wells have been declared as discoveries. In the first nine months of 2007, a total of 51 exploration and appraisal wells and two exploration extension wells were completed, 18 on the NCS and 33 internationally. Twenty-seven exploration and appraisal wells and two exploration extension wells were declared as discoveries.

A number of completed wells internationally have encountered hydrocarbons but need a more thorough evaluation before external announcement.

Drilling of 14 exploration and appraisal wells and two exploration extension well was ongoing at the end of third quarter 2008. Four wells have been completed after 30 September 2008, of which two wells have been declared as discoveries.

Production cost per boe was NOK 47.4 for the 12 months ended 30 September 2008, compared to NOK 33.3 for the 12 months ended 30 September 2007. [8] Based on equity volumes, [10] the production cost per boe for the two periods was was NOK 43.1 and NOK 31.5, respectively.

Normalised at a USDNOK exchange rate of 6.00, the production cost for the 12 months ended 30 September 2008 was NOK 48.2 per boe, compared to NOK 33.2 per boe for the 12 months ended 30 September 2007. [9] Normalised production cost is defined as a non-GAAP financial measure. [2]

The production cost per boe, both actual and normalised, has increased significantly, mainly due to non-recurring restructuring costs relating to the merger of Statoil ASA and Hydro Petroleum in 2007, start-up of new fields, increased maintenance cost and general industry cost pressure.

Adjusted for restructuring costs and other costs arising from the merger recorded in the fourth quarter of 2007 and gas injection costs, the production cost per boe of equity production for the 12 months ended 30 September 2008 was NOK 33.2. The comparable figure for the 12 months ended 30 September 2007 is NOK 29.0.

Net financial items amounted to a loss of NOK 9.7 billion in the third quarter of 2008, mainly caused by a NOK 0.75 (14.7%) weakening in relation to the US dollar, compared to an income of NOK 6.5 billion in the third quarter of 2007 mainly caused by a NOK 0.46 (7.8%) strengthening in relation to the US dollar.

The NOK 16.3 billion negative change was mostly attributable to currency effects. Specifically, in the third quarter of 2008, currency losses amounted to NOK 11.8 billion and NOK 5.1 billion related to financial risk management and non-current financial liabilities, respectively. By comparison, in the third quarter of 2007, currency gains amounted to NOK 4.7 billion and NOK 3.1 billion related to financial risk management and non-current financial items, respectively. The net currency losses were partly offset by net currency gains of NOK 8.2 billion related to receivables which were mostly internal US dollar loans provided by a Euro-functional currency subsidiary.

In the first nine months of 2008, net financial items amounted to a loss of NOK 6.3 billion, mainly caused by a NOK 0.42 weakening in relation to the US dollar, compared to an income of NOK 10.3 billion in the first nine months of 2007 mainly caused by a NOK 0.81 strengthening in relation to the US dollar.

As described above for the quartely effects, the NOK 16.6 billion decrease was mainly related to net currency losses of NOK 15.3 billion and NOK 8.1 billion related to financial risk management and non-current financial liabilities respectively. The net currency losses were partly offset by net currency gains of NOK 6.8 billionrelated to receivables which were mostly internal US dollar loans provided by a Euro-functional currency subsidiary.

Exchange rates	30 September 2008	30 September 2007	31 December 2007
USDNOK	5.83	5.44	5.41
EURNOK	8.33	7.72	7.96

Income taxes were NOK 40.0 billion in the third quarter of 2008, equivalent to a tax rate of 83.2%, compared to NOK 27.8 billion in the third quarter of 2007, equivalent to a tax rate of 65.6%. The increase in the tax rate was mainly related to a net loss on financial items which is subject to lower taxation than the average rate, impairment expenses that in effect are not tax deductible and relatively higher income in certain high tax jurisdictions outside the NCS.

In the first nine months of 2008 income taxes were NOK 113.5 billion, equivalent to a tax rate of 73.4%, compared to NOK 78.2 billion in the first nine months of 2007, equivalent to a tax rate of 67.1%. The increase in the tax rate was mainly related to a net loss on financial items which is subject to lower taxation than the average rate and relatively higher income in certain high tax jurisdictions outside the NCS.

Outlook update

StatoilHydro guided at the Capital Markets Day in January 2008 **equity production** for 2008 to 1,900 mboe per day. Strong production during the first nine months of 2008 supports this estimate.

Maintenance activity is expected to have little impact on the equity production in the fourth quarter of 2008. Gas offtake is expected to increase in the fourth quarter of 2008 compared to third quarter of 2008 due to seasonal increases in demand.

In the second quarter of 2008 **capital expenditures for 2008 excluding acquisitions** for the group were estimated at around NOK 65 billion. The capital expenditures estimate remains unchanged, although the current level of the USDNOK exchange rate may influence the final year end figure in NOK. Almost 50% of the forecasted investments for 2008 are in assets expected to contribute to growth in oil and gas production, about one third are related to investments in currently producing assets, with the remainder in other activities. The acquisition of the remaining 50% of the Peregrino development offshore Brazil is not included in the figures above.

Unit production cost for equity volumes is estimated in the range of NOK 33 to 36 per barrel in the period from 2008 to 2012, excluding purchases of fuel and gas for injection.

StatoilHydro's ambition is to deliver a competitive **ROACE** compared with its peer group.

The company expects to continue a high level of **exploration activity** throughout 2008 and complete between 75 and 80 exploration and appraisal wells. On the NCS, a significant part of the drilling activity has been in mature areas close to existing infrastructure as well as in frontier areas of the Norwegian Sea and in the Barents Sea. Internationally, the company will continue to pursue a high level of exploration activity combined with targeted business development consistent with the strategy to further grow the group's resource base. The company is well positioned for further exploration drilling beyond 2008 based on current drilling programme and rig positions. The exploration activity estimate is maintained at slightly below NOK 18 billion, although current USDNOK exchange rate uncertainty may affect the actual amount of expenditure for 2008.

The year 2008 has so far been one of the most **volatile periods in the product, gas liquid and crude oil markets**. Prices decreased dramatically during third quarter and the negative trend has continued into the fourth quarter. We anticipate prices to remain relatively lower than earlier in the year and volatile at least in the near term.

Prices for natural gas are expected to increase from today's level through the rest of 2008 as we enter into the winter season. However, the financial turmoil adds considerable uncertainty to this development. The natural gas market is also influenced by developments in the overall power market where gas is competing with coal, the price of which also reflects the costs of CO_2 emissions. Going forward, the value of natural gas will increasingly be determined in the power segment in competition with coal, renewable- and nuclear energy. Climate policy and regulations will also be important factors.

The USDNOK exchange rate has increased significantly after the end of the third quarter. If the exchange rate remains at the prevailing level, it will positively impact our income measured in NOK. However, it will have an adverse impact on our net financial items and it will lead to increases in USD denominated costs and capital expenditures when measured and reported in NOK. Exchange rates at the current prevailing level will also have a negative impact on our reported tax rate.

StatoilHydro will present guidance for 2009 in January 2009. The guidance will be based on equity production, capital expenditure and exploration activity and include a description of uncertainty and degree of flexibility in our portfolio.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

Risk update



Risk factors
The results of operations largely depend on a number of factors, most significantly those that affect the price we receive in NOK for our sold products. Specifically, such factors include the level of liquids and natural gas prices; trends in the exchange rate between the US dollar and Norwegian kroner, our liquids and natural gas production volumes, which in turn depend on entitlement volumes under profit sharing agreements and available petroleum reserves, and our own, as well as our partners' expertise and co-operation in recovering oil and natural gas from those reserves; and changes in our portfolio of assets due to acquisitions and disposals.

The illustration shows how certain changes in the crude oil prices (a substitute for liquids prices), natural gas contract prices and the USDNOK exchange rate, if sustained for a full year, could impact our financial results, assuming activity at levels achieved so far in 2008. Changes in commodity prices, currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

The illustration is not intended to be exhaustive with respect to risks that have or may have a material impact on the cash flows and results of operation. See the annual report for 2007 for a more detailed discussion of risks that StatoilHydro is exposed to.

Financial risk management
StatoilHydro has policies in place to manage acceptable risk for commercial and financial counterparties and the use of derivates and market activities in general. StatoilHydro has so far avoided exposure towards those more distressed parties and instruments during the current financial crisis. The turmoil in the financial markets has not caused us to make any changes in our risk management policies but we have tightened our practises with respect to credit risk and liquidity management. There have been no counterparty losses incurred so far. Our exposure towards financial counterparties is still considered to have an acceptable risk profile, but it is anticipated that the risk may increase if the financial crisis worsens. This may be somewhat reduced by the effects of national and international actions by nations and national banks.

The market for short- and long term financing remains challenging. Despite our solid rating and solid cash flow, the cost of borrowing is expected to be higher than in recent years. With regard to liquidity management, focus is on finding the right balance between risk and reward and most funds are currently placed in short term AA- and AAA-rated non-Norwegian government certificates or with banks with AA-rating.

Health, safety and the environment (HSE)

The total recordable injury frequency was 5.5 in the third quarter of 2008 compared to 4.7 the third quarter of 2007. The serious incident frequency increased from 1.6 in the third quarter of 2007 to 1.9 in the third quarter of 2008.

The increase in serious incidents was mainly caused by an increase in falling objects in the third quarter of 2008 compared to the third quarter of 2007. A fatal accident occurred during the third quarter in 2008 in Iran when a mooring line broke and hit one of the crew.

The total recordable injury frequency increased from 5.2 in the first nine months of 2007 to 5.5 in the first nine months of 2008. The serious incident frequency increased from 2.1 in the first nine months of 2007 to 2.2 in the first nine months of 2008. There were two fatalities in the first nine months of 2008.

The number of accidental oil spills in the third quarter of 2008 increased compared to the third quarter of 2007 whereas the number of accidental oil spills in the first nine months of 2008 decreased compared to the first nine months of 2007. The 12 month average number of oil spills is stable.

| | Third quarter | | Nine months ended | | Year |
HSE	2008	2007	2008	2007	2007
Total recordable injury frequency	5.5	4.7	5.5	5.2	5.0
Serious incident frequency	1.9	1.6	2.2	2.1	2.1
Accidental oil spills (number)	111	100	290	299	387
Accidental oil spills (volume, scm)	44	480	271	531	4,989

Important events

- On 4 July we confirmed the existence of **gas in the Ververis prospect (License 395) in the Barents Sea.**
- On 28 July we announced that the Angola's state owned oil company, Sonangol, had approved **the development of a series of deepwater oil** discoveries in Block 31, offshore **Angola**.
- The **Agbami field offshore Nigeria** started producing oil on 29 July.
- On 1 August, the first oil flowed from the **Vilje field** to the Alvheim floating production, storage and offloading vessel (FPSO).
- On 5 August our partner Sonatrach announced a fifth **gas discovery** in the Hassi Mouina licence in the Sahara desert in **Algeria.**
- On 13 August our partner ExxonMobil announced **start-up of production from the Saxi and Batuque fields** - part of the Kizomba C development project in Block 15 offshore Angola.
- On 21 August we announced that the partners in the **Hebron discovery** signed a deal with the Province Government for the development of Hebron 350 kilometres off the coast of Newfoundland and Labrador in Canada.
- On 22 August we announced a **gas discovery in licence 394 in the Barents Sea**.
- On 25 August we announced an **oil discovery near Sleipner in the Dagny structure** in the North sea and a **gas discovery in the Snefrid South prospect** near the Luva discovery in the Norwegian Sea.
- On 28 August we announced the **discovery of dry gas in well TNK-2 (Tinerkouk 2) in the Hassi Mouina license** area in Algeria.
- Gas filling into the **storage caverns in the Aldbrough** project in the UK started in August. This is a cooperation project for natural gas storage between the British company SSE Hornsea Limited (SSEHL) and StatoilHydro.

Subsequent important events:

- StatoilHydro submitted the **external investigation report on the Libya matter** to Norwegian and US authorities on 7 October. Consultancy agreements related to Norsk Hydro's earlier activities in Libya contain issues which could be problematic in relation to Norwegian and US anti-corruption legislation. The external investigation into Hydro Oil & Energy's international operations has been submitted to the National Authority for Investigation and Prosecution of Economic and Environmental Crime in Norway (Økokrim), to the US Department of Justice (DoJ), the US Securities and Exchange Commission (SEC) and to the relevant Libyan authorities.
- StatoilHydro ASA and Det norske oljeselskap ASA signed a **sales and purchase agreement** on 12 October for the transfer of Det norske oljeselskap's 15% interest in the **Goliat** field (PL229, as well as PL229B and PL229C) to StatoilHydro ASA. The transaction has effect from 1 January 2008. StatoilHydro Petroleum AS and Det norske oljeselskap ASA have on the same date **agreed on a swap** where StatoilHydro will receive 10% interest in PL265 (the **Ragnarrock discovery**) in exchange for ceding its 10% interest in **PL102** (excluding producing fields Skirne and Byggve) and its 57% interest (45% from StatoilHydro Petroleum AS and 12% from StatoilHydro ASA) in a carve-out area of **PL169** to Det norske oljeselskap ASA.
- On 16 October we announced a **gas discovery in production license 218** in the Norwegian Sea.
- On 16 October our partner Sonangol announced **two new oil discoveries in block 31 offshore Angola**.
- On 21 October, the European Commission announced that **StatoilHydro has been granted permission to take over the bulk of the Jet retail chain** in Scandinavia currently owned and operated by ConocoPhillips.
- On 22 October we announced the presence of **oil and gas in the Pan/Pandora prospect** south of the Visund field in the North sea.

E&P NORWAY

IFRS income statement		Third quarter			First nine months		Full year
(in NOK million)	2008	2007	Change	2008	2007	Change	2007
Total revenues and other income	52,749	44,165	19 %	174,277	126,066	38 %	179,244
Cost of goods sold	6	2	200 %	(3)	0	-	3
Operating expenses	5,249	5,785	(9 %)	17,148	16,325	5 %	29,096
Selling, general and administrative expenses	(138)	113	(222 %)	(126)	348	(136 %)	327
Depreciation, amortisation and impairment	5,602	5,612	(0 %)	17,168	16,646	3 %	23,030
Exploration expenses	1,601	883	81 %	3,637	2,185	66 %	3,638
Total expenses	12,320	12,395	(1 %)	37,824	35,504	7 %	56,094
Net operating income	40,429	31,770	27 %	136,453	90,562	51 %	123,150
Items impacting Net operating income (in NOK billion)							
Derivatives	2.0	(1.5)	236 %	(5.5)	(1.8)	(203 %)	(4.0)
Over/underlift	1.3	(2.0)	165 %	1.8	(2.4)	175 %	(1.1)
Restructuring costs and other costs arising from the merger	0.0	0.0	-	0.0	0.0	-	5.5
Adjusted (underlying) net operating income	43.8	28.3	55 %	132.8	86.4	54 %	123.5
Operational data:							
Liquids price (USD/bbl)	109.8	74.2	48 %	105.8	65.9	60 %	70.9
Liquids price (NOK/bbl)	589.4	427.7	38 %	556.1	395.7	41 %	415.2
Transfer price natural gas (NOK/scm)	1.86	1.35	38 %	1.70	1.33	28 %	1.39
Liftings:							
Liquids (mboe per day)	750	826	(9 %)	799	835	(4 %)	831
Natural gas (mboe per day)	512	537	(5 %)	619	581	7 %	599
Total liquids and gas liftings (mboe per day)	1,262	1,362	(7 %)	1,418	1,416	0 %	1,430
Production:							
Entitlement liquids (mboe per day)	780	770	1 %	814	810	0 %	818
Entitlement natural gas (mboe per day)	512	537	(5 %)	619	581	7 %	599
Total entitlement liquids and gas production (mboe per day)	1,292	1,307	(1 %)	1,433	1,390	3 %	1,417

In the third quarter of 2008, the net operating income for E&P Norway was NOK 40.4 billion. The following items negatively impacted the net operating income in the period: derivatives NOK 2.0 billion and underlift of NOK 1.3 billion.

Adjusted for these items the underlying net operating income was NOK 43.8 billion in the third quarter of 2008, compared to NOK 28.3 billion in the third quarter of 2007. The increase was mainly due to a 38% increase in E&P Norway's realised price of liquids measured in NOK, which contributed NOK 11.7 billion, and a 38% increase in the transfer price of natural gas, which contributed NOK 3.8 billion. An increase in the production of liquids contributed NOK 0.4 billion. In addition, sales, administration and business development costs decreased by NOK 0.3 billion. A decrease in operating expenses contributed NOK 0.1 billion. The increase in net operating income was partly offset by an increase in exploration expenses by NOK 0.7 billion, mainly due to increased exploration activity. Also, a decrease in the lifting of natural gas contributed negatively with NOK 0.5 billion.

In the first nine months of 2008 the net operating income for E&P Norway was NOK 136.5 billion. The following items impacted the net operating income in the period; derivatives with a positive contribution of NOK 5.5 billion and over-/underlift with a negative contribution of NOK 1.8 billion.

Adjusted for these items the underlying net operating income for E&P Norway was NOK 132.8 billion in the first nine months of 2008, compared to NOK 86.4 billion in the first nine months of 2007. The increase was mainly due to a 41% increase in E&P Norway's price of liquids measured in NOK, which contributed NOK 35.9 billion, and an increase in the transfer price of natural gas by 28%, which contributed with NOK 9.9 billion. In addition, an increase in the lifting of natural gas contributed NOK 2.3 billion and an increase in the production of liquids contributed NOK 0.8 billion. A decrease in sales, administration and business development costs contributed NOK 0.5 billion. The increase in net operating income was partly offset by an increase in exploration expenses by NOK 1.5 billion, mainly due to increased exploration and increased expensing of previously capitalised exploration wells. Operating expenses increased by NOK 1.4 billion, mainly due to start-up of new fields, higher production activity and industry cost inflation. Depreciation increased by NOK 0.5 billion mainly due to higher production.

Average daily lifting of liquids decreased from 826 mboe per day in the third quarter of 2007 to 750 mboe per day in the third quarter of 2008. Average daily lifting of liquids decreased from 835 mboe per day in the first nine months of 2007 to 799 mboe per day in the first nine months of 2008.

Average daily production of liquids increased from 770 mboe per day in the third quarter of 2007 to 780 mboe per day in the third quarter of 2008. The increase in liquids production was mainly related to start-up of the Volve field in February 2008, the shut-down of the Kvitebjørn field from May 2007 and the effect from new wells at Oseberg in the third quarter of 2008. The increase was partly offset by decreased production due to maintenance turnaround in the third quarter of 2008 and declining production from wells in the Grane, Troll Olje, Tordis and Vigdis fields.

Average daily production of liquids increased from 810 mboe per day in the first nine months of 2007 to 814 mboe per day in the first nine months of 2008.

Average daily production of gas decreased from 537 mboe per day in the third quarter of 2007 to 512 mboe per day in the third quarter of 2008. Average daily gas production increased from 581 mboe per day in the first nine months of 2007 to 619 mboe per day in the first nine months of 2008. The increase was mainly due to the start-up of the Ormen Lange field in the third quarter of 2007, limitations on production from Kvitebjørn in the first half of 2007 to enable safe drilling conditions, the build-up of production at Snøhvit during 2008 and start-up of gas production at the Njord field in December 2007.

Exploration expenditure (including capitalised exploration expenditure) was NOK 2.3 billion in the third quarter of 2008, compared to NOK 1.4 billion in the third quarter of 2007. Exploration expenditure was NOK 5.8 billion in the first nine months of 2008, compared to NOK 3.9 billion in the first nine months of 2007. The increase stems primarily from a higher number of wells drilled.

Exploration expenses were NOK 1.6 billion in the third quarter of 2008, compared to NOK 0.9 billion in the third quarter of 2007. Exploration expenses increased to NOK 3.6 billion in the first nine months of 2008, compared to NOK 2.2 billion in the first nine months of 2007, mostly due to more wells being drilled.

In the third quarter of 2008, nine exploration and appraisal wells and two exploration extension wells were completed on the NCS. Of these, five exploration and appraisal wells and two exploration extension wells were discoveries. Ververis, Arenaria, Snefrid, Dagny and Noatun. In the third quarter of 2007, seven exploration and appraisal wells were completed on the NCS, of which six exploration and appraisal wells were discoveries.

In the first nine months of 2008, 27 exploration and appraisal wells and six exploration extension wells were completed on the NCS, of which 18 exploration and appraisal wells and four exploration extension wells were discoveries. In the same period of 2007, 18 exploration and appraisal wells and two exploration extension wells were completed on the NCS, of which 13 exploration and appraisal wells and two exploration extension wells were discoveries.

Drilling of eight exploration and appraisal wells and two exploration extension well was ongoing at the end of the third quarter of 2008. Six exploration and appraisal wells and one exploration extension well have been completed since 30 September 2008. Of these, four exploration and appraisal wells and one exploration extension wells were discoveries: Haklang, Pan/Pandora, Noatun sidetrack, Caurus and Tallisker/Knockando (exploration extension). M5 Sør and Dagny sidetrack were dry.

Important events:
- A detailed proposal for standardised and more efficient organisation and staffing of all StatoilHydro operated platforms on the NCS was presented in September.
- Production start-up at Vilje 1 August 2008.
- Exploration success with high drilling activity and 27 discoveries in the first nine months of 2008
- Det Norske oljeselskap's 15% ownership interest in Goliat was acquired in October. StatoilHydro's interest in Goliat after the transaction is 35%.
- Temporary shut-down of the Kvitebjørn pipeline from 20 August 2008.

INTERNATIONAL E&P

IFRS income statement	Third quarter			First nine months			Full year
(in NOK million)	2008	2007	Change	2008	2007	Change	2007
Total revenues and other income	**10,993**	10,452	5 %	**37,970**	29,327	29 %	41,601
Cost of goods sold	**611**	359	70 %	**1,321**	1,224	8 %	1,921
Operating expenses	**1,445**	1,445	0 %	**4,315**	3,989	8 %	5,419
Selling, general and administrative expenses	**809**	653	24 %	**2,296**	1,793	28 %	3,302
Depreciation, amortisation and impairment	**4,502**	2,724	65 %	**8,453**	7,747	9 %	11,103
Exploration expenses	**3,043**	2,147	42 %	**7,178**	4,648	54 %	7,695
Total expenses	**10,410**	7,328	42 %	**23,563**	19,401	21 %	29,440
Net operating income	**583**	3,124	(81 %)	**14,407**	9,926	45 %	12,161
Items impacting Net operating income (in NOK billion)							
Derivatives	**0.0**	0.1	(100 %)	**0.0**	0.4	(100 %)	0.6
Over/underlift	**(0.0)**	(0.3)	87 %	**(0.7)**	0.1	(687 %)	0.5
Impairment	**3.1**	0.4	592 %	**5.2**	0.4	1060 %	1.9
Reversal of impairment	**0.0**	0.0	-	**(2.1)**	0.0	-	0.0
Gain/loss sale of assets	**0.0**	0.0	-	**(1.2)**	0.0	-	0.0
Restructuring costs and other costs arising from the merger	**0.0**	0.0	-	**0.0**	0.0	-	1.3
Miscellaneous accruals	**0.2**	0.0	-	**0.2**	0.0	-	0.0
Adjusted (underlying) net operating income	**3.8**	3.4	12 %	**15.7**	10.9	44 %	16.4
Operational data:							
Liquids price (USD/bbl)	**98.5**	71.1	39 %	**103.0**	63.4	62 %	69.1
Liquids price (NOK/bbl)	**528.6**	409.6	29 %	**541.4**	380.8	42 %	404.8
Liftings:							
Liquids (mboe per day)	**193**	254	(24 %)	**218**	248	(12 %)	250
Natural gas (mboe per day)	**49**	44	11 %	**55**	53	3 %	55
Total liquids and gas liftings (mboe per day)	**242**	298	(19 %)	**273**	302	(10 %)	305
Production:							
Entitlement liquids (mboe per day)[6]	**208**	245	(15 %)	**228**	248	(8 %)	252
Entitlement natural gas (mboe per day)	**49**	44	11 %	**55**	53	2 %	55
Total entitlement liquids and gas production (mboe per day)	**258**	289	(11 %)	**283**	302	(6 %)	307
Total equity liquids and gas production (mboe per day)	**441**	414	6 %	**460**	408	13 %	422

In the third quarter of 2008 the net operating income for International E&P was NOK 0.6 billion. The following items had a negative impact on the net operating income in the period: impairment charges of NOK 3.1 billion (NOK 1.8 billion against Depreciation, amortisation and impairment, NOK 1.3 billion against Exploration expenses) mostly in the GoM and mainly related to changes in market conditions, and miscellaneous non-operational provisions of NOK 0.2 billion. Starting the third quarter in a high overlift position and having the main lifting in September, International E&P had a disproportional lifting during a period with declining prices, thus reducing the average realised oil price compared to the average of Brent Blend in the period.

Adjusted for these items (other than the impact of disproportional lifting), the underlying net operating income was NOK 3.8 billion in the third quarter of 2008, compared to NOK 3.4 billion in the third quarter of 2007. The increase was mainly due to a 29% increase in realised liquids prices measured in NOK, which contributed NOK 2.1 billion and reduced exploration expenses mainly due to increased capitalisation of NOK 0.5 billion. The increase was partly offset by a 11% reduction in entitlement production, an increase of NOK 0.4 billion in depreciation, amortisation and impairment, an increase in cost of goods sold NOK 0.3 billion and an increase in administration cost of NOK 0.2 billion.

In the first nine months of 2008, the net operating income for International E&P was NOK 14.4 billion. The following items impacted the net operating income in the period: net impairment charges of NOK 3.1 billion mostly related to GoM and mainly due to changes in market conditions, a net gain on sale of assets of NOK 1.2 billion, a positive effect of net overlift of NOK 0.7 billion, and a negative effect of non-operational accruals of NOK 0.2 billion.

Adjusted for these items, the underlying net operating income was NOK 15.7 billion in the first nine months of 2008, compared to NOK 10.9 billion in the first nine months of 2007. The increase was mainly due to a 42% increase in realised liquids prices measured in NOK, which contributed NOK 9.3 billion. The increase was partly offset by a 6% reduction in entitlement production, and increases in administration cost of NOK 0.5 billion, depreciation, amortisation and impairment of NOK 0.2 billion, exploration of NOK 0.2 billion and cost of goods sold of NOK 0.1 billion.

Average daily lifting of liquids and gas decreased from 298 mboe per day in the third quarter of 2007 to 242 mboe per day in the third quarter of 2008.

Average daily lifting of liquids and gas decreased from 302 mboe per day in the first nine months of 2007 to 273 mboe per day in the first nine months of 2008.

Average daily entitlement production of liquids and gas was 258 mboe per day in the third quarter of 2008, compared to 289 mboe per day in the third quarter of 2007. There was an average negative PSA effect on entitlement production of 183 mboe per day in the third quarter of 2008, compared to 125 mboe in the third quarter of 2007. [10]

Average daily entitlement production of liquids and gas was 283 mboe per day in the first nine months of 2008, compared to 302 mboe per day in the first nine months of 2007. There was an average negative PSA effect on entitlement production of 177 mboe per day in the first nine months of 2008, compared to 106 mboe in the first nine months of 2007. [10]

Average daily equity production of liquids increased from 347 mboe per day in the third quarter of 2007 to 371 mboe per day in the third quarter of 2008. The increase in liquids production was mainly related to the start-up of the production in the Mondo and Saxi-Batuque fields in Angola and the Agbami field in Nigeria, all of which took place in 2008. In addition, the 2007 ramp-up on the Rosa and Marimba fields in Angola contributed Angola positively. These increases were partly offset by decreased production from Girassol/Jasmin (sharing production capacity with Rosa), divestment of the US Gulf of Mexico (GoM) shelf fields with effect from year end 2007 and Kizomba A production coming off plateau.

Average daily equity production of liquids increased from 339 mboe per day in the first nine months of 2007 to 376 mboe per day in the first nine months of 2008. The increase in liquid production was mainly related to the start-up of the Rosa and Marimba fields in Angola in 2007, the Mondo and Saxi-Batuque fields in Angola in 2008, the Agbami start-up in Nigeria in 2008, increased production from the Dalia field in Angola and ramp-up production in 2007 at both the In Amenas field in Algeria and the Shah Deniz field in Azerbaijan.. These increases were partly offset by decreased production from the Girassol/Jasmin field, the divestment of the US Gulf of Mexico (GoM) shelf fields with effect from year end 2007, and maintenance turnaround and migration effects from Petrocedeño in Venezuela.

Average daily equity production of gas increased from 67 mboe per day in the third quarter of 2007 to 70 mboe per day in the third quarter of 2008. Average daily equity gas production increased from 69 mboe per day in the first nine months of 2007 to 84 mboe per day in the first nine months of 2008. The increase was mainly related to ramp-up of gas production from Shah Deniz in Azerbaijan, and start-up of new gas fields in the GoM in the third and fourth quarter of 2007 (Q, Spiderman, San Jacinto). The increase was partly offset by divestment of the GoM shelf fields with effect from year end 2007, and reduced offtake and maintenance turnaround at the In Salah field in Algeria.

Exploration expenditure (including capitalised exploration expenditure) was NOK 2.0 billion in the third quarter of 2008, the same level as in the third quarter of 2007.

Exploration expenditure was NOK 6.1 billion in the first nine months of 2008, compared to NOK 5.3 billion in the first nine months of 2007. The increase in exploration expenditure was mainly due to more expensive wells, higher seismic costs and delineation drilling on the oil sands project in Canada.

Adjusted for NOK 1.3 billion exploration expenses were NOK 1.7 billion in the third quarter of 2008, compared to NOK 2.1 billion in the third quarter of 2007. The decrease was mainly due to increased capitalisation of NOK 0.5 billion.

Adjusted exploration expenses were NOK 4.9 billion in the first nine months of 2008, compared to NOK 4.6 billion in the first nine months of 2007. The increase in exploration expenditure was mainly due to more expensive wells, higher seismic costs and delineation drilling on the oil sands project in Canada.

In the third quarter of 2008, six exploration and appraisal wells were completed internationally, of which five wells have been declared as discoveries. In the third quarter of 2007, ten wells were completed internationally, of which four have been declared as discoveries.

In the first nine months of 2008, 33 exploration and appraisal wells were completed internationally, of which 8 wells have been declared as discoveries. In the first nine months of 2007, 33 wells were completed internationally, of which 14 wells were declared as discoveries.

A number of completed wells have encountered hydrocarbons but need more thorough evaluation before external announcement.

Drilling in six exploration and appraisal wells was ongoing at the end of the third quarter of 2008.

Important events:
- Production from the **Saxi and Batuque** fields in Block 15 in Angola started on July 1. StatoilHydro has a 13.33% equity in the field.
- On July 28, production from **Agbami** field in Nigeria started. We have an 18.85% share in the field.
- StatoilHydro was **the high bidder on five leases in the Western Area lease sale in the US Gulf of Mexico (GoM)** announced 20 August.

NATURAL GAS

IFRS income statement (in NOK million)	Third quarter			First nine months			Full year
	2008	2007	Change	2008	2007	Change	2007
Total revenues and other income	25,241	17,245	46 %	72,044	54,375	32 %	73,459
Cost of goods sold	17,244	12,712	36 %	54,568	41,156	33 %	56,696
Operating expenses	3,479	2,687	29 %	9,932	8,121	22 %	12,275
Selling, general and administrative expenses	436	198	120 %	990	463	114 %	1,149
Depreciation, amortisation and impairment	574	441	30 %	1,607	1,321	22 %	1,846
Total expenses	21,733	16,039	36 %	67,097	51,062	31 %	71,966
Net operating income	3,508	1,206	191 %	4,947	3,314	49 %	1,493
Items impacting Net operating income (in NOK billion)							
Derivatives	(1.5)	(0.2)	(650 %)	1.3	1.9	(32 %)	3.5
Impairment	0.0	0.0	-	0.4	0.0	-	0.3
Restructuring costs and other costs arising from the merger	0.0	0.0	-	0.0	0.0	-	1.3
Accrual for claims	0.2	0.0	-	0.5	0.0	-	0.0
Adjusted (underlying) net operating income	2.2	1.0	119 %	7.1	5.2	37 %	6.6
Operational data:							
Natural gas sales StatoilHydro entitlement (bcm)	7.9	7.7	3 %	28.4	25.2	13 %	35.6
Natural gas sales (third-party volumes) (bcm)	2.0	2.3	(11 %)	4.3	5.3	(19 %)	6.4
Natural gas sales (bcm)	9.9	10.0	(0 %)	32.7	30.5	7 %	42.0
Natural gas sales on commission	0.3	0.3	31 %	1.0	0.4	126 %	0.8
Natural gas price (NOK/scm)	2.37	1.53	55 %	2.19	1.58	38 %	1.66
Transfer price natural gas (NOK/scm)	1.86	1.35	38 %	1.70	1.33	28 %	1.39
Regularity at delivery point	100%	100%	0 %	100%	100%	0 %	100%

In the third quarter of 2008 the net operating income for Natural Gas was NOK 3.5 billion. The following items impacted the net operating income in the period: a NOK 1.5 billion gain on derivatives and an increased accruals for claims of NOK 0.2 billion.

Adjusted for these items the underlying net operating income was NOK 2.2 billion in the third quarter of 2008, compared to NOK 1.0 billion in the third quarter of 2007. The volume weighted average sales price increased by 55 % amounting to NOK 7.9 billion, of which the rise in European piped gas price contributed NOK 6.3 billion.

From the third quarter of 2008, Natural Gas will provide an explanation of the adjusted net operating income from its two main business activities: "Processing and Transport" and "Marketing and Trading". Processing and Transport consists mainly of our share in Gassled and the Technical Service Provider role at Kårstø and Kollsnes. Marketing and Trading consists of our gas sales and trading activities. The Marketing and Trading activity carries the associated transportation costs within the Natural Gas segment.

Adjusted net operating income in **Processing and Transport** was NOK 1.6 billion, the same level as in the third quarter of 2007. Processing and transport income, fixed operating expenses, and depreciation and impairment charges remained unchanged.

Adjusted net operation income in **Marketing and Trading** was NOK 0.7 billion, compared to a loss of NOK 0.6 billion in the third quarter of 2007. Marketing and Trading income increased by NOK 6,5 billion, mainly due to increased sales prices (NOK 7.9 billion) partly offset by reduced volumes (NOK 0.5 billion). The main offsetting factors to the increased income were NOK 4.2 billion from higher costs of goods sold, NOK 0.7 billion in increased operating expenses, and NOK 0.2 billion increased selling and administrative expenses. The increased operating expenses are mainly due to higher transportation costs in the third quarter of 2008. The underlying selling and administration expenses are fairly constant, and the increase of NOK 0.2 billion mainly relates to expenses covered by the Norwegian State's Direct Financial Interest (SDFI) share in US marketing activities.

In the first nine months of 2008, the net operating income was NOK 4.9 billion. The following items impacted the net operating income in the period: a NOK 1.3 billion loss on derivatives, impairment of NOK 0.4 billion and an increase in accruals for claims of NOK 0.5 billion.

Adjusted for these items the underlying net operating income was NOK 7.1 billion in the first nine months of 2008, compared to NOK 5.2 billion in the first nine months of 2007. The volume weighted average sales price increased by 38%, amounting in total to NOK 17.7 billion, of which the rise in European piped gas price contributed NOK 15.8 billion.

Adjusted net operating income in **Processing and Transport** was NOK 4.3 billion in the first nine months of 2008, compared to NOK 4.5 billion in the first nine months of 2007. Processing and Transport income decreased by NOK 0.2 billion, while fixed operating expenses and depreciation and impairments remained unchanged.

Adjusted net operation income in **Marketing and Trading** was NOK 2.8 billion in the first nine months of 2008, compared to NOK 0.6 billion in the first nine months of 2007. Marketing and Trading income increased by NOK 18.0 billion, mainly due to increased price (NOK 17.7 billion) and increased volumes (NOK 5.4 billion). The main offsetting factors to the increased income were NOK 13.6 billion in higher costs of goods sold, NOK 1.6 billion in increased operating expenses, and NOK 0.5 billion increased selling and administrative expenses. The increased operating expenses are mainly derived from higher transportation cost in the first nine months of 2008. The underlying selling and administration expenses are fairly constant, and the increase of NOK 0.5 billion mainly relates to expenses covered by the SDFI share in US marketing activities.

Natural gas sales volumes for the third quarter of 2008 were 9.9 billion standard cubic metres (bcm), compared to 10.0 bcm in the third quarter of 2007. Of the total gas sales in the third quarter of 2008, 7.9 bcm was entitlement gas and 0.6 bcm was the SDFI share of US piped gas.

Natural gas sales **volumes** for the first nine months of 2008 were 32.7 bcm, compared to 30.5 bcm in the first nine months of 2007, an increase of 7%. Of the total gas sales in the first nine months of 2008, 28.4 bcm was entitlement gas and 1.7 bcm was the SDFI's share of US piped gas.

The sale of natural gas from the In Salah field in Algeria is reported by International E&P.

In the third quarter of 2008 **the volume weighted average sales price** was NOK 2.37 per scm (USD 11.64 per million British thermal units), compared to NOK 1.53 per scm (USD 7.01 mmbtu) in the third quarter of 2007, an increase of 55%.

In the first nine months of 2008, the volume weighted average sales price was NOK 2.19 per scm (USD 10.76 mmbtu), compared to NOK 1.58 per scm (USD 7.24 mmbtu) in the first nine months of 2007, an increase of 38%.

MANUFACTURING & MARKETING

IFRS income statement (in NOK million)	Third quarter			First nine months			Full year
	2008	2007	Change	2008	2007	Change	2007
Total revenues and other income	**149,158**	107,548	39 %	**416,866**	310,873	34 %	428,056
Cost of goods sold	**139,784**	102,604	36 %	**394,720**	291,317	35 %	401,773
Operating expenses	**4,786**	2,584	85 %	**10,684**	8,759	22 %	12,634
Selling, general and administrative expenses	**1,972**	1,735	14 %	**5,791**	4,974	16 %	6,971
Depreciation, amortisation and impairment	**588**	460	28 %	**1,537**	1,373	12 %	2,832
Total expenses	**147,130**	107,383	37 %	**412,732**	306,423	35 %	424,210
Net operating income	**2,028**	165	1131 %	**4,134**	4,450	(7 %)	3,845
Items impacting Net operating income (in NOK billion)							
Derivatives	**(1.5)**	0.1	(1600 %)	**(0.7)**	0.7	(200 %)	1.1
Impairment	**0.0**	0.0	-	**0.0**	0.0	-	0.6
Inventory effects	**0.9**	0.1	800 %	**(0.8)**	(0.8)	0 %	(1.5)
Accrual for take-or-pay contract	**1.3**	0.0	-	**1.3**	0.0	-	0.0
Restructuring costs and other costs arising from the merger	**0.0**	0.0	-	**0.0**	0.0	-	1.2
Restructuring in Sweden	**0.0**	0.0	-	**0.2**	0.0	-	0.0
Adjusted (underlying) net operating income	**2.7**	0.4	648 %	**4.1**	4.4	(5 %)	5.2
Operational data:							
FCC margin (USD/bbl)	**9.2**	6.6	39 %	**8.5**	7.6	12 %	7.5
Contract price methanol (EUR/tonne)	**295**	218	35 %	**360**	296	22 %	317

In the third quarter of 2008 the net operating income for Manufacturing & Marketing was NOK 2.0 billion compared with NOK 0.2 billion in the third quarter of 2007. Certain items impacted the net operating income in the period: a provision in Manufacturing for a take-or-pay contract of NOK 1.3 billion (an operating expense), gains on inventory hedge positions which do not qualify for hedge accounting of NOK 1.5 billion and losses on lower prices on our operational storage of NOK 0.9 billion in Oil Sales, Trading and Supply.

Adjusted for these items the underlying net operating income for Manufacturing & Marketing in the third quarter of 2008 was NOK 2.7 billion, compared to NOK 0.4 billion in the third quarter of 2007. The increased result was mainly due to the positive currency effect of exchange rates on our commercial storage, increased trading results, partly offset by lower operating income in Manufacturing due to the Mongstad turnaround.

In the first nine months of 2008, net operating income for Manufacturing & Marketing was NOK 4.1 billion. Certain items impacted the net operating income in the period; provisions in Manufacturing for a take-or-pay contract of NOK 1.3 billion (an operating expense), accrual of NOK 0.2 billion for restructuring costs in Energy and Retail Sweden, gains on inventory hedge positions which do not qualify for hedge accounting of NOK 0.7 billion and higher prices on our operational storage of NOK 0.8 billion in Oil Sales, trading and supply.

Adjusted for these items the underlying net operating income for Manufacturing & Marketing in the first nine months of 2008 was NOK 4.1 billion, compared to NOK 4.4 billion in the first nine months of 2007. The decrease was mainly due to lower trading result and reduced result at Mongstad partly offset by the positive effect of exchange rates on commercial storage costs.

Adjusted net operating income for **Oil sales, trading and supply** in the third quarter of 2008 was NOK 2.3 billion, compared to an adjusted operating loss of NOK 0.3 billion in the third quarter of 2007. The increase was mainly due to the positive effect of exchange rates on our commercial storage cost and positive crude trading results.

Adjusted net operating income for Oil sales, trading and supply in the first nine months of 2008 was NOK 1.8 billion, compared to NOK 0.7 billion in the first nine months of 2007. The increase was mainly due to the positive effect of exchange rates on our commercial storage cost, and it was partly offset by lower trading results.

Adjusted net operating income for **Manufacturing** was NOK 0.2 billion in the third quarter of 2008, compared to NOK 0.5 billion in the third quarter of 2007. The decrease was mainly due to maintenance turnaround at Mongstad, increased operational costs in order to improve robustness at our plants and increased prices on our feedstock.

Adjusted net operating income for Manufacturing was NOK 1.5 billion in the first nine months of 2008, compared to NOK 2.6 billion in the first nine months of 2007. The decrease was mainly due to turnaround at Mongstad, increased operational costs in order to improve robustness at our plants and increased prices on our feedstock.

Adjusted net operating income for **Energy and Retail** was NOK 0.3 billion in the third quarter of 2008, compared to NOK 0.2 billion in the third quarter of 2007.

Adjusted net operating income for Energy and Retail was NOK 0.9 billion in the first nine months of 2008, compared to NOK 1.0 billion in the first nine months of 2007.

Important events:
- Largest ever turnaround at Mongstad started early September
- The November 2007 acquisition of 274 JET stations in Scandinavia was cleared by the European Commission's Directorate General for Competition on 21 October

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were NOK 30.8 billion in the third quarter of 2008, compared to NOK 42.6 billion in the third quarter of 2007. The NOK 11.8 billion decrease was mainly due to an increase in taxes paid of NOK 28.8 billion, partly offset by changes in working capital of NOK 8.6 billion, changes in other non-current items related to operating activities of NOK 5.4 billion and higher cash flows from underlying operations of NOK 3.0 billion.

Cash flows provided by operating activities were NOK 83.2 billion in the first nine months of 2008, compared to NOK 91.7 billion in the first nine months of 2007. The NOK 8.5 billion decrease was mainly due to an increase in taxes paid of NOK 30.7 and negative changes in working capital of NOK 29.1 billion, partly offset by an increase in cash flows from underlying operations of NOK 47.7 billion and a decrease in other non-current items related to operating activities of NOK 3.6 billion.

Cash flows used in investing activities were NOK 15.5 billion in the third quarter of 2008, compared to NOK 15.8 billion in the third quarter of 2007.

Cash flows used in investing activities were NOK 41.1 billion in the first nine months of 2008, compared to NOK 59.4 billion in the first nine months of 2007. The NOK 18.3 billion decrease is mostly related to the NOK 12.1 billion acquisition of the Canadian oil sands assets in 2007 and an increase in proceeds from sales of assets in 2008 of NOK 4.3 billion. Approximately 50% of the investments in 2008 are investments in assets expected to contribute to growth in oil and gas production, while approximately 40% relate to investments in currently producing fields, and the remaining 10% represent investments in other activities.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalised exploration expenditure, were NOK 17.1 billion in the third quarter of 2008, compared to NOK 14.6 billion in the third quarter of 2007.

The difference between cash flows used in investing activities and gross investments in the third quarter of 2008 compared to the first nine months of 2007 was mainly related to proceeds from sales of assets.

Gross investments were NOK 47.8 billion in the first nine months of 2008, compared to NOK 58.3 billion in the first nine months of 2007.

Gross investments (in NOK billion)	Third quarter			First nine months			Full year
	2008	2007	Change	2008	2007	Change	2007
- E&P Norway	**8.8**	8.6	3 %	**24.4**	23.1	6 %	31.1
- International E&P	**6.1**	4.1	50 %	**17.1**	29.6	(42 %)	36.2
- Natural Gas	**0.4**	0.6	(27 %)	**1.3**	1.8	(28 %)	2.1
- Manufacturing & Marketing	**1.6**	1.1	36 %	**4.4**	3.2	35 %	4.8
- Other	**0.2**	0.2	24 %	**0.6**	0.6	9 %	0.8
Gross investment	**17.1**	14.6	17 %	**47.8**	58.3	(18 %)	75.0

The difference between cash flows used in investing activities and gross investments in the first nine months of 2008 compared to the first nine months of 2007 was mainly related to proceeds from sales of assets.

Reconciliation of cash flow to gross investments (in NOK billion)	Third quarter		First nine months		Full year
	2008	2007	2008	2007	2007
Cash flows to investments	**15.5**	15.8	**41.1**	59.4	75.1
Proceeds from sales of assets	**0.5**	0.0	**4.6**	0.4	1.1
Other changes in non-current loans granted and liabilities joint-venture	**1.1**	(1.2)	**2.1**	(1.5)	(1.2)
Gross investments	**17.1**	14.6	**47.8**	58.3	75.0

Cash flows used in financing activities in the third quarter of 2008 amounted to NOK 1.2 billion, compared to NOK 17.6 billion in the third quarter of 2007. The NOK 16.4 billion decrease was mainly related to a NOK 8.8 billion decrease related to the demerger balance with Norsk Hydro in the third quarter of 2007 in combination with an increase in current financial liabilities NOK 4.7 billion and new non-current borrowings of NOK 2.5 billion.

Cash flows used in financing activities in the first nine months of 2008 amounted to NOK 26.1 billion, compared to NOK 27.1 billion in the first nine months of 2007. The NOK 1.0 billion decrease was mainly related to a decrease in the demerger balance with Norsk Hydro in 2007 of NOK 7.5 billion, partly offset by an increase in net short-term borrowings of NOK 6.5 billion.

Gross financial liabilities were NOK 54.1 billion at 30 September 2008, compared to NOK 56.9 billion at 30 September 2007. The decrease of NOK 2.8 billion was mainly related to a NOK 7.7 billion decrease of current financial liabilities (mostly commercial papers), partly offset by increased collaterals related to financial derivatives NOK 1.8 billion and increase of non-current financial liabilities NOK 2.8 billion due to weakening of Norwegian kroner in relation to the US dollar.

Net financial liabilities [11] were NOK negative 13.3 billion at 30 September 2008, compared to NOK 40.7 billion at 30 September 2007. The decrease of NOK 54.0 billion was mainly related to an increase in cash, cash equivalents and current financial investments of NOK 54.6 billion, in combination with a decrease of gross financial liabilities of NOK 2.8 billion. Net financial liabilities normalized for the tax payment was NOK negative 0.6 billion at 30 September 2008, compared to NOK 65.3 billion at 30 September 2007.

Net debt to capital employed ratio was negative 7.2% as of 30 September 2008, compared to 19.3% as of 30 September 2007. The decrease was mainly related to an increase in cash, cash equivalents and current financial investments, in combination with a decrease in gross financial liabilities. Net debt to capital employed normalized for the tax payment was negative 0.3% as of 30 September 2008, compared to 27.4% as of 30 September 2007. In the calculation of net interest-bearing debt, we make certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see the following section: Use and reconciliation of non-GAAP financial measures. [2]

Cash, cash equivalents and current financial investments were NOK 67.2 billion at 30 September 2008, compared to NOK 12.7 billion at 30 September 2007. The increase was mainly due to average liquids prices which were USD 44 higher on 30 September 2008 than they were a year earlier, in combination with lower investments in 2008 as compared to 2007. The average liquids price increased from USD 67 (NOK 403) per barrel in 2007 to USD 111 (NOK 584) per barrel in 2008. Cash and cash equivalents were NOK 34.4 billion at 30 September 2008, compared to NOK 12.5 billion at 30 September 2007. Current financial investments, which are part of our cash management, amounted to NOK 32.8 billion at 30 September 2008, compared to NOK 0.2 billion at 30 September 2007.

Current items (total current assets less current liabilities) increased by NOK 15.3 billion from negative current items of NOK 7.9 billion at 30 September 2007 to positive current items of NOK 7.4 billion at 30 September 2008. The change was mainly due to an increase in current assets such as current financial investments of NOK 32.6 billion, cash and cash equivalents of NOK 22.0 billion, derivative financial instruments of NOK 6.2 billion, accounts receivables of NOK 12.8 billion, inventories of NOK 9.2 billion and a decrease in current interest bearing receivables of NOK 26.2 billion (related to the merger balance with Norsk Hydro). These factors were partly offset by an increase in current liabilities such as taxes payable of NOK12.4 billion, accounts payable and other current liabilities of NOK 16.8 billion and derivative financial instruments of NOK 14.9 billion.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial performance - Use and reconciliation of Non-GAAP measures in StatoilHydro's 2007 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

- Adjusted net operating income
- Return on average capital employed after tax (ROACE)
- Normalised production cost
- Net debt to capital employed ratio

Adjusted net operating income begins with net operation income and adjusts for certain items affecting the income for the period in order to separate out effects that mangement believes may be incidental to the period or that are not reflective of StatoilHydro's underlying operational performance in the reporting period. Management considers adjusted (underlying) net operating income to be a supplemental measure to StatoilHydro's IFRS measures that provides a better indication of StatoilHydro's operational performance in the period by excluding the following items:

- Adjustments are made for changes in the unrealised **fair value of derivatives** because the changes relate to changes in market conditions that management is not in control of and which have no or immaterial impact on our cash flows. Over the lifetime of derivatives, the changes in fair value will be zero. As a result, only the realised gains and losses on derivatives which impact our cash flows are included in adjusted net operating income.
- The **over/underlift** position as at period end is partly incidental as it depends on a number of factors related to our lifting program and how that corresponds to our entitlement share of production. The effect on the income for the period is therefore adjusted, to remove the unsystematic timing effects of the lifting program.
- **Operational storage** is an adjustment for changes in the value of inventories held for operational purposes.
- **Impairment** and **reversal of impairment** are adjusted for since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed.
- **Gain or loss from sale of assets** is also adjusted for since it does not give any indication of future performance nor periodic performance; it is rather a timing effect related to the cumulative value creation of the asset sold.

- **Other items of income and expense** are also adjusted when the impact on income in the period are not reflective of StatoilHydro's underlying operational performance in the reporting period. Such items may for instance be unusual or infrequent transactions such as provisions related to reorganisation, early retirement, etc.

We use **ROACE** to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is considered to provide useful information, both for the company and investors, regarding performance for the period under evaluation. We make regular use of this measure to evaluate our operations. Our use of ROACE should not be viewed as an alternative to net operating income, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Calculation of numerator and denominator used in ROACE calculation (in NOK million, except percentages)	Twelve months ended		
	30 September 2008	30 September 2007	31 December 2007
Net income for the last 12 months	47,452	53,450	44,641
After-tax net financial items for the last 12 months	10,642	(11,523)	(7,157)
Net income adjusted for financial items after tax (A1)	58,094	41,927	37,484
Adjustment for restructuring costs and other costs arising from the merger	3,870	342	4,212
Net income adjusted for restructuring costs and other costs arising from the merger (A2)	61,964	42,269	41,696
Calculated average capital employed:			
Average capital employed before adjustments (B1)	200,761	190,501	211,806
Average capital employed (B2)	216,473	209,461	208,857
Calculated ROACE:			
Calculated ROACE based on average capital employed before adjustments (A1/B1)	28.9 %	22.0 %	17.7 %
Calculated ROACE based on average capital employed (A1/B2)	26.8 %	20.0 %	17.9 %
Calculated ROACE based on average capital employed and one-off effects (A2/B2)	28.6 %	20.2 %	19.9 %

Production cost per barrel is based on operating expenses related production of oil and gas. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

Reconcilliation of overall operating expenses to production cost	For the three months ended						
	2008			2007			
	30 Sept	30 June	31 March	31 Dec	30 Sept	30 June	31 March
Operating expenses, StatoilHydro Group	**15,130**	14,671	13,381	22,724	12,426	12,062	13,106
Deductions of costs not relevant to production cost calculation							
1) Business Areas non-upstream	**8,436**	6,808	6,475	8,523	5,196	5,844	6,240
Total operating expenses upstream	**6,694**	7,863	6,906	14,201	7,230	6,218	6,866
2) Operation over/underlift	**(616)**	632	(137)	(115)	242	(543	556
3) Transportation pipeline/vessel upstream	**1,157**	1,070	1,226	2,142	1,345	1,391	1,430
4) Miscellaneous items	**79**	117	46	97	48	67	80
Total operating expenses upstream excl. over/underlift & transportation	**6,074**	6,044	5,771	12,077	5,595	5,303	4,800
Total production costs last 12 months	**29,965**			27,776	20,730		
5) Gas injection cost	**162**	500	534	445	402	352	375
6) Restructuring costs from the merger				5,293			
Total operating expenses upstream for adjusted cost per barrel calculation	**5,912**	5,544	5,237	6,339	5,193	4,951	4,425

Normalised production cost in NOK per boe is used to evaluate the underlying development in the production cost. Our international production costs are mainly incurred in USD. In order to exclude currency effects and to reflect the change in the underlying production cost, the USDNOK exchange rate is held constant at 6.00 in the calculations of normalised production cost.

Normalised production cost per boe is reconciled in the table below to the most comparable GAAP measure, production cost per boe. [9]

Production cost per boe	Twelve months ended		
	30 September 2008	30 September 2007	31 December 2007
Total production costs last 12 months (in NOK million)	**29,965**	20,730	27,776
Produced volumes last 12 months (million boe)	**633**	623	629
Average USDNOK exchange rate last 12 months	**5.30**	6.11	5.86
Production cost (USD/boe)	**8.89**	5.47	7.70
Calculated production cost (NOK/boe)	**47.4**	33.3	44.1
Normalisation of production cost per boe:			
Production costs last 12 months International E&P (in USD million)	**786**	591	662
Normalised exchange rate (USDNOK)	**6.00**	6.00	6.00
Production costs last 12 months International E&P normalised at USDNOK 6.00	**4,716**	3,545	3,972
Production costs last 12 months E&P Norway (in NOK million)	**25,802**	17,140	23,919
Total production costs last 12 months in NOK million (normalised)	**30,518**	20,685	27,891
Production cost (NOK/boe) normalised at USDNOK 6.00 [8]	**48.2**	33.2	44.3

Production cost summary	Entitlement production Twelve months ended		Equity production Twelve months ended	
(in NOK per boe)	30 September 2008	30 September 2007	30 September 2008	30 September 2007
Calculated production cost	**47.4**	33.3	**43.1**	31.5
Calculated production cost, excluding restructuring cost from the merger	**39.0**	na	**35.5**	na
Calculated production cost, excluding restructuring and gas injection cost	**36.4**	30.7	**33.2**	29.0

The calculated **net debt to capital employed ratio** is viewed by the company as providing a more complete picture of the group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through an external bank or similar institution will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian State is off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The net interest-bearing debt adjusted for these three items is included in the calculation of average capital employed, which is also used in the calculation of ROACE.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in NOK million)		For the period ended	
	30 September 2008	30 September 2007	31 December 2007
Total shareholders' equity	198,952	167,989	177,275
Minority interest	1,752	1,757	1,792
Total equity and minority interest (A)	200,704	169,746	179,067
Short-term debt	9,157	12,247	6,166
Long-term debt	44,923	44,646	44,373
Gross interest-bearing debt	54,080	56,893	50,539
Cash and cash equivalents	34,416	12,453	18,264
Current financial investments	32,823	208	3,359
Cash and cash equivalents and current financial investments	67,239	12,661	21,623
Net debt before adjustments (B1)	(13,159)	44,232	28,916
Other interest-bearing elements	2,278	-	-
Marketing instruction adjustment	(1,464)	(1,418)	(1,434)
Adjustment for project loan	(955)	(2,066)	(2,020)
Net interest-bearing debt (B2)	(13,300)	40,748	25,461
Normalisation for cash-build up before tax payment (50% of tax payment)	12,750	24,575	-
Net interest-bearing debt (B3)	(550)	65,323	25,461
Calculation of capital employed:			
Capital employed before adjustments to net interest-bearing debt (A+B1)	187,545	213,978	207,983
Capital employed before normalisation for cash build-up for tax payment (A+B2)	187,404	210,494	204,528
Capital employed (A+B3)	200,154	235,069	204,528
Calculated net debt to capital employed:			
Net debt to capital employed before adjustments (B1/(A+B1))	(7.0 %)	20.7 %	13.9 %
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	(7.1 %)	19.4 %	12.4 %
Net debt to capital employed (B3/(A+B3))	(0.3 %)	27.8 %	12.4 %

Such adjustments have been made consistently for all periods presented.

The adjusted net operating income is the sum of net operating income less all applicable adjustments. See table in the Profit and loss discussion section for details.

End Notes

1. After-tax return on average capital employed for the last 12 months is calculated as net income after-tax net financial items adjusted for accretion expenses, divided by the average of opening and closing balances of net interest-bearing debt, shareholders' equity and minority interest. See table under report section Return on average capital employed after tax for a reconciliation of the numerator. See table under report section Net debt to capital employed ratio for a reconciliation of capital employed. StatoilHydro's third quarter 2008 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS.

2. For a definition of non-GAAP financial measures and use of ROACE, see report section Use and reconciliation of non-GAAP measures.

3. The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.

4. FCC margin is an in-house calculated refinery margin benchmark intended to represent a 'typical' upgraded refinery with an FCC (fluid catalytic cracking) unit located in the Rotterdam area based on Brent crude.

5. A total of 17 mboe per day in the third quarter and 15 mboe per day year-to-date of 2008 represents our share of production in an associated company which is accounted for under the equity method. These volumes have been included in the production figure, but excluded when computing the over/underlift position. The computed over/underlift position is therefore based on the difference between produced volumes excluding our share of production in an associated company and lifted volumes.

6. Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

7. Lifting of liquids corresponds to sales of liquids for E&P Norway and International E&P. Deviations from share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.

8. The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of liquids and natural gas, excluding our share of operational costs and production in an associated company as descried in end note 5. For a specification of normalising assumptions, see end note 9. For normalisation of production cost, see table under report section Normalised production cost.

9. By normalisation it is assumed that production costs in E&P Norway are incurred in NOK. Only costs incurred in International E&P are normalised at a USDNOK exchange rate of 6.00. For purposes of measuring StatoilHydro's performance against the 2008 guidance for normalised production cost, a USDNOK exchange rate of 6.00 is used.

10. Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) contract that correspond to StatoilHydro's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent the StatoilHydro share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil.

11. Net financial liabilities are non-current financial liabilities and current financial liabilities reduced by cash, cash equivalents and current financial investments. Net interest-bearing debt is normalised by excluding 50% of the cash build-up related to tax payments due in the beginning of February, June, August, October and December each year.

12. Adjusted net operating income is a measure whereby Net operating income as defined by IFRS is adjusted for certain items that represent effects that are not indicative of current and future performance. See section "Use and reconciliation of Non-GAAP measures for details.

FORWARD-LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "believe", "intend", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements.

All statements other than statements of historical fact, including, among others, statements such as those regarding: plans for future development and operation of projects; reserve information; expected exploration and development activities and plans; expected start-up dates for projects and expected production and capacity of projects; the expected impact of the "sub-prime" financial crisis on our financial position to obtain short term and long term financing, the expected impact of USDNOK exchange rate fluctuations on our financial position; oil, gas and alternative fuel price levels; oil, gas and alternative fuel supply and demand; the completion of acquisitions; and the obtaining of regulatory and contractual approvals are forward-looking statements.

These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect StatoilHydro's business, is contained in StatoilHydro's 2007 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on StatoilHydro's web site at www.StatoilHydro.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this review, either to make them conform to actual results or changes in our expectations.

Financial statements
3rd quarter 2008

CONSOLIDATED STATEMENTS OF INCOME

(in NOK million)	For the three months ended 30 September		For the nine months ended 30 September		For the year ended 31 December
	2008 (unaudited)	2007 (unaudited)	2008 (unaudited)	2007 (unaudited)	2007
REVENUES AND OTHER INCOME					
Revenues	173,843	129,414	502,147	375,787	521,665
Net income (loss) from equity accounted investments	367	152	646	601	609
Other income	274	147	2,502	261	523
Total revenues and other income	174,484	129,713	505,295	376,649	522,797
OPERATING EXPENSES					
Cost of goods sold	(93,947)	(66,220)	(253,398)	(191,018)	(260,396)
Operating expenses	(15,130)	(12,426)	(43,182)	(37,594)	(60,318)
Selling, general and administrative expenses	(2,350)	(2,826)	(7,654)	(7,344)	(14,174)
Depreciation, amortisation and impairment losses	(11,407)	(9,385)	(29,187)	(27,503)	(39,372)
Exploration expenses	(4,644)	(3,030)	(10,815)	(6,833)	(11,333)
Total operating expenses	(127,478)	(93,887)	(344,236)	(270,292)	(385,593)
Net operating income	47,006	35,826	161,059	106,357	137,204
FINANCIAL ITEMS					
Net foreign exchange gains (losses)	(13,767)	6,334	(9,626)	11,030	10,043
Interest income and other financial items	3,974	405	5,232	1,687	2,305
Interest and other finance expenses	53	(223)	(1,920)	(2,427)	(2,741)
Net financial items	(9,740)	6,516	(6,314)	10,290	9,607
Income before tax	37,266	42,342	154,745	116,647	146,811
Income tax	(30,990)	(27,791)	(113,513)	(78,226)	(102,170)
Net income	6,276	14,551	41,232	38,421	44,641
Attributable to:					
Equity holders of the parent company	6,503	14,462	41,251	37,950	44,096
Minority interest	(227)	89	(19)	471	545
	6,276	14,551	41,232	38,421	44,641
Earnings per share for income attributable to equity holders of the company - basic and diluted	2.04	4.52	12.95	11.86	13.80
Dividend declared and paid per ordinary share *	-	-	8.50	9.12	9.12
Weighted average number of ordinary shares outstanding	3,185,821,248	3,198,647,654	3,186,199,738	3,201,007,684	3,195,866,843

*Dividends declared per ordinary share in 2007 includes only dividend payments from former Statoil. In addition, under terms of the merger plan Hydro Petroleum was charged the dividend payment of NOK 6.1 billion paid by Norsk Hydro ASA to its shareholders in 2007.

See notes to the quarterly consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in NOK million)	At 30 September 2008 (unaudited)	At 30 September 2007 (unaudited)	At 31 December 2007
ASSETS			
Non-current assets			
Property, plant and equipment	**289,698**	276,039	278,352
Intangible assets	**47,990**	44,243	44,850
Equity accounted investments	**12,051**	8,559	8,421
Deferred tax assets	**1,104**	521	793
Pension assets	**1,346**	248	1,622
Financial investments	**13,906**	15,163	15,266
Derivative financial instruments	**676**	316	609
Financial receivables	**3,750**	3,939	3,515
Total non-current assets	**370,521**	349,028	353,428
Current assets			
Inventories	**25,352**	16,125	17,696
Trade and other receivables	**75,586**	62,158	69,378
Norsk Hydro ASA merger receivable	**0**	26,173	0
Derivative financial instruments	**26,307**	20,096	21,093
Financial investments	**32,823**	208	3,359
Cash and cash equivalents	**34,416**	12,453	18,264
Total current assets	**194,484**	137,213	129,790
TOTAL ASSETS	**565,005**	486,241	483,218

CONSOLIDATED BALANCE SHEETS

(in NOK million)	At 30 September 2008 (unaudited)	At 30 September 2007 (unaudited)	At 31 December 2007
EQUITY AND LIABILITIES			
Equity			
Share capital	7,972	7,972	7,972
Treasury shares	(8)	(5)	(6)
Additional paid-in capital	41,412	41,334	41,370
Additional paid-in capital related to treasury shares	(505)	(295)	(359)
Retained earnings	155,296	134,398	140,909
Other reserves	(5,215)	(15,414)	(12,611)
StatoilHydro shareholders' equity	198,952	167,990	177,275
Minority interest	1,752	1,757	1,792
Total equity	200,704	169,747	179,067
Non-current liabilities			
Financial liabilities	44,927	44,674	44,374
Deferred tax liabilities	67,604	71,780	67,477
Pension liabilities	19,269	11,892	19,092
Other provisions	45,420	43,079	43,845
Total non-current liabilities	177,220	171,425	174,788
Current liabilities			
Trade and other payables	72,312	54,488	64,624
Income taxes payable	84,798	72,429	50,941
Financial liabilities	9,157	12,247	6,166
Derivative financial instruments	20,814	5,905	7,632
Total current liabilities	187,081	145,069	129,363
Total liabilities	364,301	316,494	304,151
TOTAL EQUITY AND LIABILITIES	565,005	486,241	483,218

See notes to the quarterly consolidated financial statements.

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

(in NOK million)	For the three months ended 30 September		For the nine months ended 30 September		For the year ended 31 December
	2008 (unaudited)	2007 (unaudited)	2008 (unaudited)	2007 (unaudited)	2007
Foreign currency translation differences	12,419	(7,163)	8,201	(12,045)	(9,858)
Actuarial gains (losses) on employee retirement benefit plans	(8)	4	581	(45)	74
Change in fair value of available for sale financial assets	(11)	100	(1,080)	152	1,039
Change in fair value of available for sale financial assets transferred to the Consolidated Statements of Income	0	0	0	(113)	(113)
Income tax on income and expense recognised directly in equity	3	(41)	(88)	(7)	(175)
Income and expense recognised directly in equity	12,403	(7,100)	7,614	(12,058)	(9,033)
Net income for the period	6,276	14,551	41,232	38,421	44,641
Total recognised income and expense for the period	18,679	7,451	48,846	26,363	35,608
Attributable to:					
Equity holders of the parent company	18,906	7,362	48,865	25,892	35,063
Minority interest	(227)	89	(19)	471	545
	18,679	7,451	48,846	26,363	35,608

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in NOK million)	For the nine months ended 30 September		For the year ended 31 December
	2008	2007	2007
OPERATING ACTIVITIES			
Income before tax	154,745	116,647	146,811
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Depreciation, amortisation and impairment	29,187	27,503	39,372
Exploration expenditures written off	3,379	986	1,660
(Gains) losses on foreign currency transactions and balances	4,165	(3,357)	(559)
(Gains) losses on sales of assets and other items	(2,276)	(288)	(188)
Termination benefits	0	0	8,633
Changes in working capital (other than cash and cash equivalents):			
• (Increase) decrease in inventories	(7,724)	(852)	(2,434)
• (Increase) decrease in trade and other receivables	(5,719)	508	(6,493)
• (Increase) decrease in net current financial derivative instruments	7,968	845	1,307
• (Increase) decrease current financial investments	(29,464)	(651)	(2,327)
• Increase (decrease) in trade and other payables	6,472	824	10,447
Taxes paid	(82,222)	(51,561)	(102,422)
• (Increase) decrease in non-current items related to operating activities	4,712	1,098	119
Cash flows provided by operating activities	83,223	91,702	93,926
INVESTING ACTIVITIES			
Additions to property, plant and equipment	(39,135)	(49,702)	(63,785)
Exploration expenditures capitalised	(4,580)	(3,221)	(4,569)
Changes in other intangibles	(1,546)	(6,270)	(7,186)
Change in long-term loans granted and other long-term items	(436)	(519)	(652)
Proceeds from sale of assets	4,566	264	1,080
Cash flows used in investing activities	(41,131)	(59,448)	(75,112)
FINANCING ACTIVITIES			
New long-term borrowings	2,596	1,663	1,723
Repayment of long-term borrowings	(2,154)	(2,494)	(2,876)
Distribution to minority shareholders	(21)	(288)	(327)
Dividend paid *	(27,082)	(25,694)	(25,695)
Treasury shares purchased	(225)	(147)	(217)
Norsk Hydro ASA merger receivable	0	(7,486)	18,687
Net short-term borrowings, bank overdrafts and other **	781	7,309	797
Cash flows used in financing activities	(26,105)	(27,137)	(7,908)
Net increase (decrease) in cash and cash equivalents	15,987	5,117	10,906
Effect of exchange rate changes on cash and cash equivalents	165	(182)	(160)
Cash and cash equivalents at the beginning of the period	18,264	7,518	7,518
Cash and cash equivalents at the end of the period	34,416	12,453	18,264

* Dividend paid in 2007 includes NOK 6.1 billion charged to Hydro Petroleum from Norsk Hydro ASA under the terms of the merger plan.
** StatoilHydro paid the Norwegian State NOK 2.4 billion in 2007 in connection with redemption of shares held by the State.

See notes to the quarterly consolidated financial statements.

1 ORGANISATION AND PRESENTATION

General information

StatoilHydro ASA, formerly Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway. StatoilHydro's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products.

The shareholders of Statoil ASA and Norsk Hydro ASA (Hydro) approved at extraordinary General Meetings on 5 July 2007 a merger between Statoil ASA and the oil and gas activities of Norsk Hydro ASA (Hydro Petroleum). The merger was effective 1 October 2007 and Statoil ASA's name changed to StatoilHydro ASA as of that date.

StatoilHydro ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

Basis of presentation

These interim financial statements are presented in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union. A detailed description of the accounting policies used is included in the StatoilHydro annual financial statements for 2007. There have been no changes in accounting policies compared to the annual financial statements.

Given that both Statoil ASA and Norsk Hydro ASA were under the control of the Norwegian State, the merger between former Statoil ASA and Hydro Petroleum, resulting in StatoilHydro ASA, was accounted for as a business combination between entities under common control. Management concluded that for a merger of entities under common control, the most meaningful portrayal for accounting purposes is to combine StatoilHydro and Hydro Petroleum using the carrying amounts of assets and liabilities and restating the financial statements for all periods presented as if the companies had always been combined. Consistent with this accounting treatment, the financial statements of Hydro Petroleum have been adjusted to conform to the accounting policies of former Statoil ASA.

The interim financial statements do not include all of the information and footnotes required by IFRS for a complete set of financial statements. These interim financial statements should be read in conjunction with the annual financial statements.

The financial statements provide, in the opinion of management, a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain reclassifications have been made to prior periods' figures to be consistent with the current period's classifications. The interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. Change in accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Commercial factors affecting the financial statements

The Group is exposed to a number of underlying economic factors, such as liquids prices, natural gas prices, refining margins, foreign exchange rates, as well as financial instruments with fair values derived from changes in these factors, which affect the overall results for each period. In addition, the results of the Group are influenced, in each period, by the level of production which in the short term may be influenced by for instance maintenance. In the long term, the results are impacted by the success of exploration and field development activities.

2 EQUITY

(in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Other reserves Available for sale financial assets	Other reserves Currency translation adjustments	StatoilHydro shareholders' equity	Minority interest	Total
At 1 January 2007	8,022	(54)	44,684	(3,605)	122,153	450	(3,817)	167,833	1,574	169,407
Net income for the period					37,950			37,950	471	38,421
Income and expense recognised directly in equity					(11)	(2)	(12,045)	(12,058)		(12,058)
Total recognised income and expense for the period*										26,363
Dividend paid					(25,694)			(25,694)		(25,694)
Cash distributions (to) from minority shareholders									(288)	(288)
Effectuation of annulment	(50)	50	(3,426)	3,426						-
Equity settled share based payments (net of allocated shares)			76					76		76
Treasury shares purchased (net of allocated shares)		(1)		(116)				(117)		(117)
At 30 September 2007	7,972	(5)	41,334	(295)	134,398	448	(15,862)	167,990	1,757	169,747

(in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Other reserves Available for sale financial assets	Other reserves Currency translation adjustments	StatoilHydro shareholders' equity	Minority interest	Total
At 1 January 2008	7,972	(6)	41,370	(359)	140,909	1,064	(13,675)	177,275	1,792	179,067
Net income for the period					41,251			41,251	(19)	41,232
Income and expense recognised directly in equity					218	(805)	8,201	7,614		7,614
Total recognised income and expense for the period*										48,846
Dividend paid					(27,082)			(27,082)		(27,082)
Cash distributions (to) from minority shareholders									(21)	(21)
Equity settled share based payments (net of allocated shares)			42					42		42
Treasury shares purchased (net of allocated shares)		(2)		(146)				(148)		(148)
At 30 September 2008	7,972	(8)	41,412	(505)	155,296	259	(5,474)	198,952	1,752	200,704

*For detailed information, see Consolidated statements of recognised income and expense.

As at 30 September 2008 StatoilHydro's share capital of NOK 7,971,617,757.50 comprises 3,188,647,103 shares at a nominal value of NOK 2.50.

As of 30 September 2008 StatoilHydro had 3,072,829 treasury shares.

3 SEGMENTS

StatoilHydro manages its operations in four business segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing. The Exploration and Production Norway and International Exploration and Production segments explore for, develop and produce crude oil and natural gas, and extract natural gas liquids. The Natural Gas segment transports and markets natural gas and natural gas products. Manufacturing and Marketing is responsible for petroleum refining operations and the marketing and sale of crude oil and refined petroleum products except for natural gas and natural gas products.

The "Other" section consists of the activities of Corporate services, Corporate centre, Group Finance, Technology & New energy and Projects. The "Eliminations" section encompasses elimination of inter-segment sales and related unrealised profits mainly from the sale of crude oil and products. Inter-segment revenues are at estimated market prices.

Operating segments align with internal management reporting, and are determined based on differences in the nature of their operations, products and services. The measure of segment profit is Net operating income.

Borrowings are managed at a corporate level and financial items are not allocated to the segments.

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other	Eliminations	Total
Three months ended							
30 September 2008							
Revenues third party and							
Other income	(1,503)	1,546	25,049	148,899	126	0	174,117
Revenues inter-segment	54,243	9,190	117	217	489	(64,256)	0
Net income (loss) from equity							
accounted investments	9	257	75	42	(16)	0	367
Total revenues and other income	52,749	10,993	25,241	149,158	599	(64,256)	174,484
Net operating income	40,429	583	3,508	2,028	(510)	968	47,006
Three months ended							
30 September 2007							
Revenues third party and							
Other income	1,511	3,378	17,096	107,418	659	(501)	129,561
Revenues inter-segment	42,637	7,002	95	87	430	(50,251)	0
Net income (loss) from equity							
accounted investments	17	72	54	43	(34)	0	152
Total revenues and other income	44,165	10,452	17,245	107,548	1,055	(50,752)	129,713
Net operating income	31,770	3,124	1,206	165	(273)	(166)	35,826

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other	Eliminations	Total
Nine months ended 30 September 2008							
Revenues third party and Other income	7,182	8,086	70,861	416 054	2,466	0	504,649
Revenues inter-segment	167,069	29,204	1,352	655	1,441	(199,721)	0
Net income (loss) from equity accounted investments	26	680	(169)	157	(48)	0	646
Total revenues and other income	174,277	37,970	72,044	416 866	3,859	(199,721)	505,295
Net operating income	136,453	14,407	4,947	4 134	208	910	161,059
Nine months ended 30 September 2007							
Revenues third party and Other income	1,848	9,666	53,695	310,439	1,615	(1,215)	376,048
Revenues inter-segment	124,174	19,374	502	271	1,147	(145,468)	0
Net income (loss) from equity accounted investments	44	287	180	163	(73)	0	601
Total revenues and other income	126,066	29,327	54,377	310,873	2,689	(146,683)	376,649
Net operating income	90,562	9,926	3,314	4,450	(968)	(927)	106,357

In the Exploration and Production Norway segment, the line revenues third party and other income is negative due to negative changes in the fair value of certain earn-out agreements accounted for as derivatives.

In the International Exploration and Production segment for the third quarter, the Group recognised an impairment loss of NOK 3.1 billion, mainly related to assets in the Gulf of Mexico. The impairment charges have been presented as Exploration expenses of NOK 1.3 billion and Depreciation, amortisation and impairment losses of NOK 1.8 billion on the basis of their nature as intangible assets (exploration assets) and fixed assets (development and producing assets), respectively. In assessing the need for impairment of the carrying amount of a potentially impaired asset, the asset's carrying amount is compared to the recoverable amount. The recoverable amount is the higher of fair value less cost to sell and estimated value in use. When preparing a value in use calculation the estimated future cash flows are adjusted for risks specific to the asset and discounted using a real post-tax discount rate of 6.5% for third quarter. The discount rate is derived from the Group's post-tax weighted average cost of capital (WACC).

In the Manufacturing and Marketing segment a provision for a take or pay contract of NOK 1.3 billion is included for the third quarter 2008.

4 INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

(in NOK million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2007	278,352	44,850
Additions	39,340	6,126
Transfer	1,064	(1,064)
Disposals	(5,565)	(259)
Expensed exploration expenditures previously capitalised	0	(3,505)
Depreciation, amortisation and impairment losses	(29,090)	(97)
Effect of foreign currency translation adjustments	5,597	1,939
Balance at 30 September 2008	289,698	47,990

5 PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Supreme Court on 29 September 2008 ruled in favour of StatoilHydro ASA in the law suit that a group of Norwegian pensioners had brought against the company over certain changes made to the pension fund articles of association in 2002, relating to the basis for adjustment of pension payments after that date.

StatoilHydro ASA issued a declaration to the Norwegian Ministry of Petroleum and Energy (MPE) in 1999 in connection with a dispute between four Åsgard partners and StatoilHydro related to the construction of new facilities for the Åsgard development at the Kårstø Terminal. The declaration confirmed that the MPE will receive similar treatment as the four Åsgard partners with respect to the disputed issues. On the basis of the declaration, the MPE on 29 April 2008 issued a writ involving a multi-component compensation claim, the aggregate principal exposure of which for StatoilHydro approximates between NOK 4 to 7 billion after tax. StatoilHydro rejects the MPE claim.

The price reviews of two long-term natural gas contracts are currently in arbitration. Contractual price for a total volume of 6.7 billion cubic meters of gas delivered as of 30 September 2008 and for future deliveries under these contracts may be affected by the arbitration verdicts.

StatoilHydro ASA has decided to offer early retirement packages to employees above the age of 58 years (contingent upon certain conditions). The offer is divided into two phases; employees working onshore (first phase) and employees working offshore and on onshore plants and terminals (second phase). StatoilHydro has announced that a proportional part of these costs will be charged to the partners in StatoilHydro operated licences, and has commenced arbitration procedures as regards the first phase receivable from partners. This unrecorded contingent asset related to the first phase totals approximately NOK 2 billion, whereas the second phase related contingent receivable cannot yet be estimated with sufficient reliability.

StatoilHydro was informed on 26 September 2007 of possible consultancy agreements and transactions associated with Hydro's petroleum activities in Libya, which were transferred to StatoilHydro as of 1 October 2007 as part of the merger with Hydro Petroleum, and which could be in conflict with applicable Norwegian and US anti-corruption legislation. Following a preliminary assessment by StatoilHydro, an external review of the relevant aspects was initiated. The external US and Norwegian legal counsels that have conducted the review delivered their report to StatoilHydro ASA's CEO on 6 October 2008. The report has also been delivered to the National Authority for Investigation and Prosecution of Economic and Environmental Crime in Norway (Økokrim), the US Department of Justice, the US Securites and Exchange Commission and Libyan authorities. The report does not draw any legal conclusions. In accordance with the mandate for the review, the report entails the facts relevant to applicable Norwegian and US anti-corruption legislation to which StatoilHydro ASA may be subject as a result of the merger.

During the normal course of its business StatoilHydro is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. StatoilHydro has provided in its accounts for probable liabilities related to litigation and claims based on the Company's best judgement. StatoilHydro does not expect that the financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.